Exhibit 6
CORPORATE GOVERNANCE
Sound and effective corporate governance is a priority for The Bank of Nova Scotia. The Bank’s corporate governance practices are regulated by a number of regulatory bodies and are influenced by evolving concepts of best practices. In accordance with the rules of the Canadian Securities Administrators, the Bank annually discloses information relating to its system of corporate governance in its Management Proxy Circular. The Bank’s Corporate Governance Policies and the charters of Board committees may be found on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank.
The Board has adopted standards for director independence, as described below. Non-management directors of the Bank meet at regularly scheduled sessions without management present. Mr. Arthur R.A. Scace, the Chairman of the Board, serves as Chair of these non-management sessions. Communications to the Chair, or to the non-management directors as a group, may be sent to: Mr. A.R.A. Scace, Chairman, The Bank of Nova Scotia, 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.
Director Independence Standards
A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.
1. A director will not be independent if:
•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank;

•	the director has received, or an immediate family member of the director has received (except for employee service other than as an executive officer), during any twelve month period within the last three years, more than the lesser of Cdn$75,000 and US$100,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
2. In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:
•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.
The Board will annually review the commercial, charitable and other relationships of directors. Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.
On November 29, 2005, the Board of Directors determined that 12 of 15 current directors are independent under the above standards. Based on these criteria, the following directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas. The following directors are not independent: John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer), Gerald W. Schwartz (due to an overall business relationship with the Bank) and Richard E. Waugh (due to his position as President and Chief Executive Officer). The Bank believes that directors who do not meet the independence standards make valuable contributions to the Board and the Bank by reason of their experience and knowledge.